UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to                             .

Commission file number 000-23249

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PRIORITY HEALTHCARE CORPORATION 401(K) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PRIORITY HEALTHCARE CORPORATION

250 Technology Park

Lake Mary, Florida 32746

REQUIRED INFORMATION

Item 4.	The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedule are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a) Financial Statements

      Report of Independent Registered Certified Public Accounting Firm

      Financial Statements:

           Statements of Net Assets Available for Benefits, as of December 31, 2003 and 2002

           Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

           Notes to Financial Statements

      *Supplemental Schedule

           Schedule 1 - Schedule of Assets Held for Investment Purposes at End of Year

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(b) Exhibits

         23.1-Consent of Tedder, James, Worden & Associates, P.A.

Report of Independent Registered Certified Public Accounting Firm

To the Administrator and AdministrativeCommittee
       of the Priority Healthcare Corporation401(k)
       Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Priority Healthcare Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.

Orlando, Florida
June 11, 2004

PRIORITY HEALTHCARE CORPORATION 401(K) PROFIT SHARING PLAN Statements of Net Assets Available for Benefits December 31, 2003 and 2002
	2003	2002
Assets:
Investments at fair value:
Registered investment companies	$ 5,922,941	3,093,886
Common collective trust	1,512,045	602,858
Priority Healthcare Corporation common stock	1,314,193	1,564,326
Participant loans	209,571	75,210

Total investments	8,958,750	5,336,280
Receivables:
Participants' contributions	86,115	37,995
Employer's contribution	838,565	1,408,339

Total receivables	924,680	1,446,334
Cash	210	3,315

Net assets available for benefits	$ 9,883,640	6,785,929

        See the accompanying notes to the financial statements.

PRIORITY HEALTHCARE CORPORATION 401(K) PROFIT SHARING PLAN Statement of Changes in Net Assets Available for Benefits December 31, 2003

Additions to net assets attributed to:
Investment income:
Interest and dividends	$ 7,230
Net appreciation in fair value of investments	1,252,696

Total investment gain	1,259,926
Contributions:
Participants'	1,691,099
Employer's	838,565
Rollover from other qualified plan	168,378

Total contributions	2,698,042

Total additions	3,957,968

Deductions from net assets attributed to:
Benefits paid to participants	852,362
Administrative expenses	7,895

Total deductions	860,257

Net increase	3,097,711

Net assets available for benefits:
Beginning of year	6,785,929

End of year	$ 9,883,640

        See the accompanying notes to the financial statements.

PRIORITY HEALTHCARE CORPORATION401(K)
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1) Plan Description

The following description of the Priority Healthcare Corporation 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan.

(a) General

The Plan, which was effective January 1, 1999, and amended from time to time thereafter is a defined contribution plan covering substantially all eligible full and part-time employees of Priority Healthcare Corporation (the “Company”). The Plan is a combined profit sharing and 401(k) pre-tax savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees become eligible to make 401(k) pre-tax contributions to the Plan beginning on January 1, April 1, July 1, or October 1 immediately following completion of 90 days of service and attaining age 18.

Employees become eligible to participate in the Company’s profit sharing program of the Plan beginning on January 1, April 1, July 1, or October 1 immediately following completion of one year of service and attaining age 18. An employee is considered to have completed one year of service at the end of the first twelve-month period during which the employee has completed no fewer than 1,000 hours of service.

(b) Contributions

Plan participants may voluntarily contribute, on a pre-tax basis, up to 80% of their annual compensation to the Plan. Participants may also rollover amounts representing distributions from other eligibile retirement plans. All investments are participant directed. The maximum allowable pre-tax voluntary contribution, as determined by the Internal Revenue Service was $12,000 for 2003.

The Plan provides for a Company discretionary profit sharing contribution. Discretionary contributions are allocated using a pro-rata formula where the contribution is allocated to the individual accounts of qualifying participants in the ratio that each qualifying participant’s compensation in the plan year bears to the total compensation of all qualifying participants for the plan year. The profit sharing contribution, before forfeitures, for 2003 and 2002 was $860,776 and $1,428,594, respectively.

(c) Participant Accounts

Each participant’s account is credited with the participant’s contribution, their pro rata share of Company profit sharing contributions, if any, and an allocation of Plan earnings including market value adjustments on Plan investments. Allocations of earnings are based on account balances, as defined in the Plan agreement.

PRIORITY HEALTHCARE CORPORATION401(K)
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1) Plan Description, Continued

(d) Vesting

Employee contributions have full and immediate vesting. Employer discretionary profit sharing contributions vest according to the following schedule:

Years of service	Vesting percentage
Less than 1 1 2 3 4 5 or more	0% 20% 40% 60% 80% 100%

(e) Distribution of Participant Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement, disability, or death. Participants still employed who have reached the age 59 1/2 are eligible for distribution of their vested account balance in a lump sum or installment payments not to exceed their life expectancy. The normal retirement age, as defined by the Plan, is 65. If a participant terminates before retirement, the participant will receive either a lump sum payment of their account balance or if the account exceeds $5,000, the participant may elect a lump sum or installments and any distribution date up to age 70 1/2.

(f) Forfeitures of Accounts

Forfeitures of participants' non vested account balances are used to reduce future employer contributions to the Plan. In 2003, $22,211 was used to offset employer profit sharing contributions relating to the 2002 plan year. At December 31, 2003, there was $62,392 remaining in forfeited non-vested accounts.

(g) Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of the non-forfeitable accrued benefit of the participants balance in the Plan. A participant may not have more than two loans outstanding at any time. The loans, which are collateralized by a portion of the balance in the participant’s account, bears interest at prime plus 1%, determined on the first business day of each month, which ranged from 5.0% to 10.5% at Decemeber 31, 2003. All loans are repaid within a period of five years, except loans to acquire the participant’s principal residence, which must be repaid in a reasonable period of time, not to exceed 15 years.

PRIORITY HEALTHCARE CORPORATION401(K)
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The value of each registered investment company and the Priority Healthcare Corporation (“PHC”) common stock is determined at the close of each business day based on the market value, as reported by the Trustee. The value of the common collective trusts is determined by the Trustee periodically. Participant loans are valued at the amount of unpaid principal, which approximates fair value.

Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date. Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value. Purchases and sales of investments are recorded on a trade-date basis.

(d) Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

(e) Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rates, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

PRIORITY HEALTHCARE CORPORATION401(K)
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(f) Payment of Benefits

Benefits are recorded when paid.

(g) Administration

The Plan has entered into a trust agreement with Delaware Management Trust Company (the “Trustee”) whereby the Trustee receives contributions, invests Plan assets, and distributes amounts for benefit payments as directed by the Plan Administrator. All Trustee fees and other administrative expenses are paid by the Plan.

(h) Reclassifications

Certain amounts in the 2002 statement of net assets available for benefits have been reclassified from previous presentations to conform with the 2003 presentation. Such reclassifications had no effect on the net assets available for benefits.

(3) Investments

        The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2003	2002
Delaware Stable Value Fund	$ 1,512,045	602,854
Priority Healthcare Corporation Common Stock	1,314,193	1,564,326
AIM Basic Value Fund	932,717	651,255
Pioneer Fund	833,581	568,259
MFS Total Return Fund	733,375	488,925
State Street Research Mid Cap Value Fund	603,496	431,824
PIMCO Total Return Fund	601,014	*
Delaware International Value Equity Fund	553,964	338,800
Delaware S & P 500 Index:	471,856	275,005

        *- Did not constitute 5% or more of plan assets for the year presented.

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year), appreciated in value by $1,252,696 during the year ended December 31, 2003 as follows:

Registered investment companies	$ 1,175,736
Common collective trust	32,339
Common stock	44,621

$ 1,252,696

PRIORITY HEALTHCARE CORPORATION401(K)
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(4) Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated August 7, 2001, which states that the Plan qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes. The Plan has subsequently been amended to conform with various tax acts. In the opinion of the Plan Administrator and the Plan's tax counsel, the Plan, as amended, continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

(5) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants’ will become 100% vested in their accounts.

(6)  Party-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan. Certain Plan investments are shares of registered investment companies and a common collective trust managed by Delaware Management Trust Company, who is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to approximately $5,100 during the year ended December 31, 2003. An officer of the Company serves as the plan administrator. In addition, Plan investments include investments in the Company's common stock; therefore, these transactions also qualify as party-in-interest transactions.

(7)   Form 5500

There were no substantial differences between the accompanying financial statements as of December 31, 2003 and 2002 and the financial information reported on Form 5500.

PRIORITY HEALTHCARE CORPORATION401(K)
PROFIT SHARING PLAN

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2003

EIN # 35-1927379
Plan # 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost**	(e) Current value
*	Delaware Investments	Common Collective Trust
		Delaware Stable Value Trust	$ --	1,512,045
*	Priority Healthcare Corporation
	Common Stock	Equity securities of Priority Healthcare Corporation	--	1,314,193
	AIM Investments	Registered Investment Companies
		AIM Basic Value Fund	--	932,717
	Pioneer Investments	Registered Investment Companies
		Pioneer Fund	--	833,581
	MFS Investment Management	Registered Investment Companies
		MFS Total Return Fund	--	733,375
	State Street Research	Registered Investment Companies
		State Street Research Mid Cap Value Fund	--	603,496
	PIMCO Funds	Registered Investment Companies
		PIMCO Total Return Fund	--	601,014
*	Delaware Investments	Registered Investment Companies
		Delaware International Value Equity Fund	--	553,964
*	Delaware Investments	Registered Investment Companies
		Delaware S&P 500 Index Fund	--	471,856
*	Delaware Investments	Registered Investment Companies
		Delaware REIT Fund	--	363,904
	AIM Investments	Registered Investment Companies
		AIM Mid Cap Core Equity Fund	--	243,897
	Evergreen Investments	Registered Investment Companies
		Evergreen Special Values Fund	--	228,340
	MFS Investment Management	Registered Investment Companies
		MFS Massachusetts Investors Growth Stock Fund	--	196,774
*	Delaware Investments	Registered Investment Companies
		Delaware Trend Fund	--	160,023
*	Delaware Investments	Cash Account	--	210
*	Participant Loans	Various maturities (Interest rates from 5.0% to 10.5%)	--	209,571

			$ --	8,958,960

   * Party-in-interest
** Historical cost is not required as all investments are participant directed.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRIORITY HEALTHCARE CORPORATION 401(K) PROFIT SHARING PLAN

Date: June 28, 2004	BY:	/s/ Rebecca M. Shanahan Name: Rebecca M. Shanahan Title: Plan Administrator